Kai H. Liekefett kliekefett@velaw.com Tel +1.212.237.0037 Fax +1.713.237.0100

November 2, 2016

Via EDGAR, Email and Federal Express

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Surge Components, Inc.
DEFA14A Filed October 28, 2016
File No. 000-27688

Dear Mr. Panos:

On behalf of our client, Surge Components, Inc. (the “Company”), please find below the responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 31, 2016, with respect to the DEFA14A filed by the Company with the Commission on October 28, 2016, File No. 000-27688 (the “Solicitation”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

DEFA14A filing made on October 28, 2016

1.	Out of an interest in ensuring compliance with Rule 14a-9, please provide us with the factual foundation upon which Surge ostensibly relied to include the following statements within its press release dated October 28, 2016

■	“You should also ignore these activists because their stated objective is to push for a ‘fire sale’ of your Company. These activists are ready to exit their positions. The problem is that the activists want you to exit with them, whether you want to or not.”

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Tokyo Washington	666 Fifth Avenue New York, New York 10103-0040 Tel +1.212.237.0037 Fax +1.713.237.0100 www.velaw.com

Securities and Exchange Commission November 2, 2016 Page 2

■	“This may explain why Messrs. Tofias and Rexroad are pushing for a hasty sale of the Company, even if it would mean leaving money – your money – on the table. Such a sale would mean foregoing your opportunities for long-term shareholder value creation with Surge.”

■	“Perhaps it is because Messrs. Tofias and Rexroad actually care nothing for the value of the Company and the value of your investment, beyond a fire-sale price?”

■	Under the heading: Dissident Shareholders Tofias and Rexroad Have FAILED to Put Forth a Concrete Plan to Drive Shareholder Value and Lack Relevant Skills - “They want a hasty fire sale of the Company to exit their investment, leaving money – your money – on the table.”

Rule 14a-9, by its terms, prohibits solicitations that have been made if misleading with respect to any material fact or which omit to state any material fact necessary in order to make the statements therein not false or misleading. Note b. to Rule 14a-9 specifies that material which directly or indirectly impugns character, integrity or personal reputation without factual foundation may be misleading depending upon the facts and circumstances. To the extent that an adequate factual foundation does not exist for the cited statements, please file an annotated and/or corrected version of this press release.

RESPONSE:

The Company believes there is an adequate, reasonable factual basis for each assertion quoted above. The term “fire sale” is commonly used to describe a hasty sale at a price that is less than fair value. Messrs. Tofias and Rexroad (the “Dissident Stockholders”) have stated on numerous occasions that their primary objective in respect of the Company is to exit their own positions, and to do so as soon as possible. They have made this clear to several directors and officers of the Company in numerous private conversations. For example, Ira Levy, chief executive officer, president and director, and Alan Plafker, independent director of the Company, had lunch with the Dissident Stockholders at Keen’s Steak House (72 W 36th St, New York, NY 10018) on September 15, 2016, during which lunch the Dissident Stockholders demanded that the Company help them exit their positions through a share buyback, regardless of the effects such buyback might have on the shareholder value for all stockholders of the Company. They have also conveyed to the Company’s stockholders, publicly, that they would use their influence as new directors to catalyze a prompt sale of the Company to facilitate their own prompt exit. For example:

●	On March 15, 2016, Mr. Tofias sent a letter to the board of directors of the Company (the “Board”) stating his view that the Common Stock was undervalued and urging the Board to promptly explore a sale of the Company. Definitive Proxy Statement on Schedule 14A filed by the Dissident Stockholders with the Commission on October 25, 2016, at 7 (the “Dissident Proxy Statement”) (emphasis added).

Securities and Exchange Commission November 2, 2016 Page 3

●	On June 16, 2016, the Dissident Stockholders publicly stated that they “support exploring the sale of some or all of the business to a strategic buyer . . . . ” Schedule 13D/A filed by the Dissident Stockholders with the Commission on June 16, 2016, at 3 (emphasis added).

●	On September 15, 2016, the Dissident Stockholders reiterated to the Board their belief that the Board should pursue a sale of the Company. Dissident Proxy Statement, at 7 (emphasis added).

●	On September 29, 2016, the Dissident Stockholders publicly stated that they “encourage management to pursue a sale to a strategic acquirer . . . .” Soliciting Material pursuant to Rule 14a-12 filed by the Dissident Stockholders with the Commission on Schedule 14A on September 29, 2016 (emphasis added).

●	On October 6, 2016, the Dissident Stockholders publicly stated that, “We continue to believe that the Company should be sold to a strategic buyer or to management in a management buyout.” Soliciting Material filed by the Dissident Stockholders with the Commission on October 6, 2016 (emphasis added).

●	On October 10, 2016, the Dissident Stockholders publicly stated that “We continue to believe that the Company should be sold, preferably to a strategic buyer . . . .” Soliciting Material filed by the Dissident Stockholders with the Commission on October 10, 2016 (emphasis added).

●	On October 25, 2016, the Dissident Stockholders publicly stated that, “We continue to believe that Surge should be sold, preferably to a strategic buyer.” Definitive Additional Soliciting Materials filed by the Dissident Stockholders with the Commission on October 10, 2016 (emphasis added).

Securities and Exchange Commission November 2, 2016 Page 4

On the basis of the Dissident Stockholders’ public and private statements, the Board has reason to believe that the Dissident Stockholders want to prompt a sale of the Company as quickly as possible. They have not proposed any alternative strategic plan for the Company. A prompt sale would benefit the Dissident Stockholders even if it harms other stockholders. For example, Michael Tofias entered the Company’s stock at least ten years ago and acquired a substantial portion at a cost basis below, and often well below, $0.45. The Company’s stock now trades at approximately $1.00. Having beneficial ownership of approximately 680,569 shares of common stock, the Dissident Stockholders’ group would receive a windfall even by prompting a sale of the Company at a discount to either market price, fair value or both.

The foregoing statements of the Dissident Stockholders, combined with the prices at which they have acquired their stakes and the complete absence of any alternative strategic plans for the Company, together provide a reasonable factual basis for the Company’s belief that the Dissident Stockholders are advocating a fire sale.

2.	The cover page of Form 8-K did not provide the opportunity for Surge to simply repurpose the current report as a filing made pursuant to Rule 14a-6. Please confirm that any future proxy soliciting materials, inclusive of a corrected version of the October 28 press release, will be filed under cover of Schedule 14A as required by Rule 14a-6(m) of Regulation 14A.

In future filings of additional definitive proxy materials of this kind under filing code DEFA14A, the Company will use a Schedule 14A cover page.

* * *

Securities and Exchange Commission November 2, 2016 Page 5

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Kai Haakon E. Liekefett at (212) 237-0037.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Kai H. Liekefett
Name:	Kai H. Liekefett

Enclosures

cc:	Ira Levy
Joshua N. Englard